November 20, 2006	Justin Plouffe
(617) 951-7751
justin.plouffe@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:   Mary A. Cole, Esq.-Legal

  Jim Campbell-Accounting

Re:	Kohlberg Capital, LLC

  Form N-2 filed August 18, 2006, as amended October 6, 2006

  File Nos. 333-136714; 814-00727

Ladies and Gentlemen:

On behalf of Kohlberg Capital, LLC, a Delaware limited liability company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 2 to the above-referenced Registration Statement on Form N-2 (the “Registration Statement”). A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to Amendment No. 1 to the Registration Statement, as filed with the Commission on October 6, 2006, in response to comments provided by Eric Purple, Mary Cole and Jim Campbell of the Staff of the Commission (the “Staff”) during various telephone conversations. This amendment also updates certain other information and includes additional information previously omitted.

For your convenience, the Company is supplementally providing to the Staff two typeset copies of Amendment No. 2 to the Registration Statement, which has been marked to indicate the changes from Amendment No. 1 to the Registration Statement, as filed with the Commission on October 6, 2006.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7751 or Craig E. Marcus of our offices at (617) 951-7802.

Very truly yours,

/s/ Justin Plouffe

Justin Plouffe